Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

May 27, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10105
Global Commodities Companies Buy-Write Portfolio Series
(the “Trust”)
CIK No. 1911757 File No. 333-264291

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Cover Page

1.       With respect to the name “Global Commodities Buy-Write Portfolio Series,” please add a modifier to the term “Commodities,” such as “stock or “companies,” in order to make clear that the Trust does not invest in commodities directly.

Response:       The name of the Trust has been changed to “Global Commodities Companies Buy-Write Portfolio Series.”

2.       Please specify the expiration date of the Long Term Equity AnticiPation Securities (“LEAPS”) on the front cover of the Registration Statement.

Response:       The Trust confirms the expiration date of the LEAPS will be added to the front cover of the Registration Statement.

3.       Please consider revising “you” to “the Trust” on the front cover of the Registration Statement.

Response:       The Trust has revised the disclosure in accordance with the Staff’s comment.

Portfolio

4.       As the term “Commodities” is included in the Trust’s name, the Trust needs an 80% policy in commodities companies. “Commodities companies” should also be defined (e.g., 80% of net assets in common stocks of companies involved in mining, exploration, etc. of commodities).

Also, because the Trust’s name includes the term “Global,” please expressly disclose how the Trust will “invest its assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001). For example, the Trust could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in common stocks of companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: In accordance with the Staff’s comment, the following disclosure has been added to the “Objective” section:

Under normal circumstances, the Trust will invest at least 80% of its assets in “Commodities Companies” (as defined below) which are companies with exposure to global commodities through participation in the agriculture, energy or materials sectors.

The “Portfolio Selection Process” section has also been revised to add the following disclosure:

An initial universe of Common Stocks is created by identifying companies with exposure to global commodities through participation in the agriculture, energy or materials sectors (“Commodities Companies”).

With respect to the term “Global” in the Trust’s name, the Trust has included the following policy to the “Objective” section:

Under normal circumstances, the Trust’s exposure to non-U.S. securities will be at least 40% of its net assets.

5.       Please consider revising the Objectives of the Trust to add “limited” (i.e., “The Trust seeks income, with limited capital appreciation as a secondary objective.”).

Response: The Trust has revised the disclosure in accordance with the Staff’s comment.

6.       Please disclose if the Trust will also be concentrated in stocks of companies within the agricultural sector.

Response: Agriculture is not a Global Industry Classification Standard (GICS) sector, so the Trust cannot be concentrated in the agricultural sector. However, the Trust has added the following disclosure to the “Principal Risks”:

Agriculture. The Trust also invests in agriculture companies. Agriculture companies are those companies engaged in the growing, processing, and merchandising of raw agricultural commodities. Companies involved in agriculture are subject to numerous risks, including cyclicality of revenues and earnings, currency fluctuations, international politics, volatility in commodity prices, changing consumer tastes, extensive competition, severe weather conditions and climate change. Government policies and regulations, including taxes, tariffs, duties, quotas, subsidies and import and export restrictions can significantly impact the costs and profitability of such companies. Additional or more restrictive environmental laws and regulations could be enacted in the future which could increase costs, lead to additional potential liability for environmental damage or otherwise have an adverse effect on the agriculture industry. An increase in demand for ethanol or other biofuels might also impact companies in this industry. The agriculture industry is affected generally by the economic strength of consumers.

7.       Please revise the Trust’s concentration policy to add “each of” (i.e., “The Trust is concentrated (i.e., invests more than 25% of Trust assets) in stocks of companies within each of the energy and materials sectors.”).

Response: The Trust has revised the disclosure in accordance with the Staff’s comment.

8.       The Staff notes the disclosure states, “The Trust is a unit investment trust which invests in a fixed portfolio of Common Stocks of global commodities companies, and simultaneously, the portfolio sells a LEAPS call option against each Common Stock.” Please explain that this concept is known as a “buy-write” or a “covered call” strategy.

Response: In accordance with the Staff’s comment, the disclosure has been revised as follows:

The Trust is a unit investment trust which invests in a fixed portfolio of Common Stocks of global commodities companies, and simultaneously, the portfolio sells a LEAPS call option against each Common Stock (which is known as a “buy-write” or “covered call” strategy).

9.       Please add disclosure that the LEAPS are exchange-traded.

Response:       In accordance with the Staff’s comment, the Trust has added the following disclosure to the cover page of the Registration Statement:

The Common Stocks will be subject to exchange-traded Long Term Equity AnticiPation Securities (“LEAPS(R)” or “Covered Call Options”)…

10.       The Staff notes the disclosure states, “An initial universe of Common Stocks is created by identifying companies with exposure to global commodities through participation in the agriculture, energy or materials sector.” Does the Trust mean “commodities companies,” as will be defined in the Trust’s new 80% policy (see Comment 4 above)?

Response: Please refer to the Trust’s response to Comment 4 above.

11.       The Staff notes the disclosure states, “Only U.S.-listed common stocks and ADRs that have adequate liquidity for investment are eligible for selection.” Please explain how “U.S.-listed common stocks” is consistent with the term “Global” in the Trust’s name.

Response: The Trust notes that the common stocks included in the portfolio are either common stocks of foreign companies that are directly listed on a U.S. stock exchange (i.e., “U.S.-listed”) or common stocks of foreign companies which trade through an American Depositary Receipt/ADR on a U.S. stock exchange.

12.       Please specify the criteria used to determine “adequate liquidity.”

Response: In accordance with the Staff’s comment, the disclosure has been revised as follows:

Only U.S.-listed common stocks and ADRs that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements are eligible for selection.

13.       Please explain how the Trust will evaluate and weigh the factors listed in the third paragraph of the “Portfolio Selection Process.”

Response: In accordance with the Staff’s comment, the following disclosure has been added to the “Portfolio Selection Process” section:

The stocks are then evaluated using several factors. These factors are not specifically weighted, but rather are considered in combination with each other to provide a comparison of the stocks to each other.

14.       Please explain what is meant by “[a]fter a holistic consideration” and be more specific about how the factors and valuations are weighted.

Response: Please refer to the Trust’s response to Comment 13 above for how the factors are weighed. The Trust notes the valuation discussion in the fourth paragraph of the “Portfolio Selection Process” section states that, “Companies that generate returns in excess of their capital costs are favored over companies that do not.” Additionally, the disclosure states that, “Preference is given to stocks that model cash flows in excess of the market equity charge and which have investment opportunities to reinvest these cash flows into above cost-of-capital opportunities.” Finally, the Trust notes that these factors and valuations are not specifically weighed against each other. Rather, the equity analysts consider all aspects of the fundamental, technical and qualitative factors and various valuations to make a holistic determination of which Common Stocks to include in the portfolio. There are no bright-line rules for weighing the factors and valuations against each other.

15.       The Staff notes the disclosure references that the Strike Price of the LEAPS in the Trust is equal to an approximate percentage. Please explain the significance of including the percentage figure.

Response: The Trust notes the following disclosure has been removed from the “Portfolio Selection Process” section, as it is not necessary for investor comprehension:

As of the close of business on the business day preceding the Initial Date of Deposit, the Strike Price of the LEAPS(R) in the Trust is equal to approximately ___% of the closing market price on that date of the Common Stocks deposited in the Trust.

16.       The Staff notes the disclosure states that Units of the Trust are not backed by the U.S. Government. Additionally, the disclosure states that the U.S. Government assures timely payment of principal and interest on the Treasury Obligations, but not on the Units themselves. Please explain the significance of this disclosure. Why is this different than Treasury securities held by any other UIT?

Response: The Trust notes that the above-referenced disclosure has been removed from the Registration Statement. Accordingly, the remaining disclosure will be revised as follows:

The Treasury Obligations included in the Trust are non-callable debt obligations that are issued by and backed by the full faith and credit of the U.S. Government.

17.       Please move the paragraph that begins with “You should be aware…” to the risk factors.

Response: In accordance with the Staff’s comment, the above-referenced disclosure has been moved to the “LEAPS” risk.

18.       Please consider adding numerical examples to each of the “Illustrative Market Scenarios.”

Response: The Trust respectfully declines to revise the disclosure. The Trust does not believe numerical examples would be appropriate or helpful to investors because each Common Stock has the potential to appreciate or depreciate at a different rate relative to each other Common Stock and each LEAPS exercise price is different and unique to each Common Stock.

19.       Please consider changing “subsequent to their sale from the portfolio” to “after the date the option to purchase is exercised,” if true, or specify.

Response: In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

Profits are limited to the premium income received from writing the LEAPS, dividends received from the Common Stocks before the date the option to purchase is exercised, interest received from the U.S. Treasury Obligations, plus the difference between each Common Stock's initial price and their strike price. Investors will forgo any dividends paid on the Common Stocks after the date the option to purchase is exercised and any gain in the underlying stock price after the stock is sold. It is important to note that writing covered calls limits the appreciation potential of the underlying Common Stocks.

20.       Under “Stock prices remain stable or increase to a level below the LEAPS’ exercise price,” please further explain any capital appreciation if stock prices increase to a level below the LEAPS exercise price.

Response: In accordance with the Staff’s comment, the Trust has revised the disclosure as follows:

Stock prices remain stable or increase to a level below the LEAPS’(R) exercise price: If the market price of a Common Stock held by the Trust remains stable or increases in value but fails to appreciate to a price equal to the related Strike Price, it is expected that the LEAPS(R) will terminate without being exercised, and the Trust, in connection with its termination, will liquidate the Common Stock at its then current market value. Profits are limited to the premium income received from writing the LEAPS(R), plus capital appreciation and dividends from the Common Stocks, if any, as well as interest received from the U.S. Treasury Obligations.

21.       Please revise “break even on the stocks” to plain English.

Response: The above-referenced disclosure has been revised as follows:

However, the premium income received from writing the LEAPS lowers the break-even point on the common stocks (i.e., the point at which the market price is equal to the original cost) by effectively reducing the common stocks’ original cost.

22.       Under “Additional Portfolio Contents,” please add “stocks of” before “companies with various market capitalizations.”

Response: The Trust respectfully declines to revise the disclosure, as the Trust believes the disclosure, as currently presented, is adequate for investor comprehension. Given that the Trust only invests in common stocks and U.S. Treasury securities, the statement “companies with various market capitalizations” impliedly is only applicable to the common stock portion of the Trust and adding “stocks of” would be unnecessary.

Risk Factors

23.       Please update the “Market Risk” given current market conditions.

Response:       The Trust confirms that the “Market Risk” has been revised to reflect current market conditions.

24.       Please consider updating the “U.S. Treasury Obligations” risk given current Treasury rates, if applicable.

Response: In accordance with the Staff’s comment, the “U.S. Treasury Obligations” risk has been revised as follows:

Conversely, if interest rates increase, as we are currently experiencing, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.”

25.       Please make sure the use of the terms “Securities” and “Common Stocks” is accurate in the “LEAPS” risk.

Response: The Trust has revised the disclosure in accordance with the Staff’s comment to reference “Common Stocks.”

26.       The Staff notes the last sentence of the “LEAPS” risk states, “In addition, the sale of Common Stocks may, in certain circumstances, result in the early termination of the Trust.” Please explain the circumstances when there will be early termination of the Trust.

Response: The Trust respectfully declines to revise the disclosure, as the circumstances that may lead to early termination of the Trust are disclosed under the section “Amending or Terminating the Indenture.”

27.       The Staff notes the “Distributions” risk states, “All of the Common Stocks held by the Trust currently pay dividends…” If true, please clarify in the “Portfolio” section that the Trust invests in dividend paying common stocks.

Response: The Trust has revised the disclosure in accordance with the Staff’s comment.

28.       Please disclose risks associated with investing in agricultural companies (whether or not the Trust concentrates in that sector).

Response: The Trust notes the “Agriculture” risk has been added to the “Principal Risks” section. Please refer to the Trust’s response to Comment 6 above.

29.       Please limit debt risk disclosure to those that actually affect Treasury securities. The Staff notes certain risks do not appear applicable to the Trust (e.g., credit risk, call risk, bond quality risk, liquidity risk, extension risk, prepayment risk and valuation risk).

Response: The Trust notes the “Call Risk,” “Extension Risk” and “Prepayment Risk” have been removed from the Registration Statement. However, the Trust believes the remaining risks are applicable given the Trust’s portfolio and are appropriate for investor comprehension.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon